JUPITER SATURN HOLDING COMPANY

c/o Watson Wyatt Worldwide, Inc.

875 Third Avenue

New York, NY 10022

November 4, 2009

VIA EDGAR

Mail Stop 3010

Karen J. Garnett

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Jupiter Saturn Holding Company Registration Statement on Form S-4, as amended Filed September 3, 2009, and amended on October 19, 2009 and November 4, 2009
File No. 333-161705
Request for Acceleration of Effective Date

Dear Ms. Garnett:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jupiter Saturn Holding Company (the “Company”) hereby requests that the Registration Statement No. 333-161705 on Form S-4 filed by the Company on September 3, 2009, as amended on October 19, 2009 and November 4, 2009 be declared effective as of 4:00 p.m. (Eastern time) on November 6, 2009, or as soon thereafter as practicable.

As requested by the staff of Division of Corporation Finance of the Commission, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Karen J. Garnett

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

If you have any questions, please do not hesitate to contact Stephen I. Glover of Gibson, Dunn & Crutcher LLP at (202) 955-8593 or Charles J. Conroy of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5671. In addition, please feel free to contact me at (703) 258-8000.

Sincerely,

/S/ JOHN J. HALEY
John J. Haley
Chief Executive Officer